UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-1F/A

(Amendment No. 3)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

MIRAMAR MINING CORPORATION

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

NEWMONT MINING CORPORATION

NEWMONT MINING B.C. LIMITED

(Bidder)

Common Shares

(Title of Class of Securities)

60466E100

(CUSIP Number of Class Securities)

Sharon E. Thomas

Vice President and Secretary

Newmont Mining Corporation

1700 Lincoln Street

Denver, Colorado 80203

(303) 863-7414

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

With copies to:

Jonathan Lampe, Esq.	David A. Katz, Esq.
Goodmans LLP	Wachtell, Lipton, Rosen & Katz
250 Yonge Street	51 West 52nd St.
Suite 2400, Box 24	New York, NY 10019
Toronto, Ontario M5B 2M6
(416) 979-2211	(212) 403-1000

December 21, 2007

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
$219,024,893	$6,724.06

*  For purposes of determining the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the subject company’s common shares held in the United States, assuming acceptance of the Offer by all holders of the subject company’s shares in the United States, is calculated as follows:  the product of (x) 33,410,223, the number of subject company common shares estimated to be held by shareholders in the United States as of October 30, 2007, (y) CAD$6.25, the price to be paid per common share of the subject company pursuant to the Offer, and (z) 1.0489, the inverse of the Federal Reserve Bank of New York’s noon buying rate for Canadian dollars on October 30, 2007.

☒      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,724.06	Form or Registration No:	005-49693

Filing Party:	Newmont Mining Corporation

Form:	SC14D-1F	Date Filed:	October 31, 2007

2

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Notice of Extension of Offer to Purchase, dated December 21, 2007.

Item 2. Informational Legends

See “Notice to Shareholders in the United States” set forth on page 3 of the Notice of Extension.

3

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

December 21, 2007

NOTICE OF EXTENSION

By

NEWMONT MINING B.C. LIMITED

a wholly-owned indirect subsidiary of

NEWMONT MINING CORPORATION

of its

OFFER TO PURCHASE

all the outstanding common shares of

MIRAMAR MINING CORPORATION

on the basis of Cdn.$6.25 in cash for each common share

Newmont Mining B.C. Limited (the “Offeror”), a wholly-owned indirect subsidiary of Newmont Mining Corporation (“Newmont”), hereby gives notice that it is extending the period for acceptance of its offer dated October 31, 2007 (the “Offer”), as amended and supplemented by the notice of extension dated December 6, 2007 (the “First Extension”), to purchase at a price of Cdn.$6.25 cash per common share all of the issued and outstanding common shares (the “Common Shares”) of Miramar Mining Corporation (“Miramar”), other than any Common Shares owned directly or indirectly by Newmont, and including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined below) upon the exercise of Options (as defined below), from 5:00 p.m. (Toronto time) on December 21, 2007 to 8:00 p.m. (Toronto time) on January 4, 2008 (the “Expiry Time”).

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON JANUARY 4, 2008.

AS INTERMEDIARIES LIKELY HAVE ESTABLISHED TENDERING CUT-OFF TIMES THAT ARE UP TO 48 HOURS PRIOR TO THE EXPIRY TIME, SHAREHOLDERS SHOULD INSTRUCT THEIR BROKERS OR OTHER INTERMEDIARIES PROMPTLY IF THEY WISH TO TENDER.

This notice of extension (the “Notice of Extension”) should be read in conjunction with the Offer and the accompanying circular dated October 31, 2007 (the “Circular”, and, together with the Offer, the “Offer and Circular”), the First Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Offer and Circular. Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. The term “Offer” means the Offer, as expressly amended and supplemented by the First Extension and this Notice of Extension. Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer.

The Dealer Managers for the Offer are:

In Canada	In the United States
Genuity Capital Markets	Genuity Capital Markets USA Corp.

On December 21, 2007, the Offeror provided notice to the Depositary confirming that all of the conditions of the Offer had been satisfied or waived and the Offeror has instructed the Depositary to take up the 155,456,377 Common Shares validly deposited and not withdrawn under the Offer. Those Common Shares together with Common Shares held by the Offeror and its affiliates, constitute approximately 78% of the Common Shares outstanding (calculated on a fully-diluted basis in accordance with the Offer and Circular).

Shareholders who have not deposited their Common Shares and who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on yellow paper) that accompanied the Offer and Circular, or a facsimile thereof, and deposit it, together with certificates representing their Common Shares and all other documents required by the Letter of Transmittal, with Computershare Investor Services Inc. (the “Depositary”) at the relevant address set out in the Letter of Transmittal and in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders whose Common Shares are registered in the name of CDS may accept the Offer by following the procedures for book entry transfer of Common Shares set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book Entry Transfer” or Shareholders whose certificates for Common Shares are not immediately available, may follow the procedures for guaranteed delivery set forth under Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on green paper) that accompanied the Offer and Circular, or a facsimile thereof. The Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Offer and Circular are deemed to be amended to reflect the terms and conditions of the First Extension and this Notice of Extension.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

All payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer.

Questions and requests for assistance may be directed to the information agent for the Offer, MacKenzie Partners, Inc. (the “Information Agent”) or to Genuity Capital Markets (the “Canadian Dealer Manager”) or in the United States to Genuity Capital Markets USA Corp. (Genuity Capital Markets USA Corp. together with the Canadian Dealer Manager, the “Dealer Managers”). Their contact details are provided on the back cover of this document. Additional copies of this Notice of Extension, the Offer and Circular, the First Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent or the Dealer Managers and are accessible on the Canadian Securities Administrators’ website at www.sedar.com. Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact immediately that nominee for assistance if they wish to accept the Offer.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in the Offer and Circular, as amended and supplemented by the First Extension and this Notice of Extension and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Newmont, the Dealer Managers, the Information Agent or the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian issuer. The Offer and Circular are subject to and have been prepared in accordance with applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those in the United States.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein and in the Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and in the Offer and Circular and such holders are urged to consult their tax advisors. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror and Miramar are incorporated under the laws of the Province of British Columbia, that Miramar’s officers and directors reside outside the United States, that the Canadian Dealer Manager and some of the experts named in the Offer and Circular may reside outside the United States, and that all or a substantial portion of the assets of the Offeror and Miramar and the other above-mentioned persons are located outside the United States.

Shareholders in the United States should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or may make purchases of Common Shares or of Miramar’s related securities during the period of the Offer, as permitted by applicable United States securities laws, including any exemptions granted to the Offeror therefrom, and by applicable Canadian laws or provincial laws or regulations.

NOTICE TO HOLDERS OF OPTIONS

The Offer is made only for the Common Shares and is not made for any Options. Any holder of such Options who wishes to accept the Offer must exercise the Options in accordance with their terms in order to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the terms of the Offer.

Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options will have certificate(s) representing the Common Shares received on such exercise available for deposit prior to the Expiry Time, or sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Miramar has agreed in the Support Agreement to: (i) permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise or surrender such Options, including, if permitted by the Exchanges, by causing the vesting thereof to be accelerated, by way of cashless exercise, which exercise may be conditional upon the Offeror taking up and paying for Common Shares under the Offer; and (ii) cause each outstanding Option that has not been exercised (including any conditional exercise as contemplated in (i) above) to be terminated, upon the take up and payment by the Offeror pursuant to the Offer of such number of Common Shares that satisfies the Minimum Tender Condition.

The Canadian and United States tax consequences to holders of Options of exercising their Options are not described in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, nor in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options.

CURRENCY

All dollar references in the First Extension, this Notice of Extension and in the Offer and Circular are in Canadian dollars, except where otherwise indicated. On December 21, 2007, the Bank of Canada noon rate of exchange for the Canadian dollar, expressed in United States dollars was Canadian $1.00 = United States $1.01.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained herein, in the First Extension and the Offer and Circular, including statements made under Section 8 of the Circular, “Purpose of the Offer and Plans for Miramar”, Section 10 of the Circular, “Source of Funds” and Section 16 of the Circular, “Acquisition of Common Shares not Deposited”, in addition to certain statements contained elsewhere herein and in the Offer and Circular, are “forward-looking statements” and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “intends”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Offeror and Newmont to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations of the Offeror and/or Newmont include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate Miramar’s operations and programs with those of Newmont, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the integration of Miramar into Newmont, disruptions in business operations due to reorganization activities and interest rate and foreign currency fluctuations. Neither the Offeror nor Newmont, nor any of its associates or respective directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in the First Extension, this Notice of Extension or the Offer and Circular will actually occur. Such forward-looking statements therefore should be construed in light of such factors and you are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations, neither the Offeror nor Newmont is under any obligation, and each of them expressly disclaims any intention or obligation, to update or revise any forwardlooking statements, whether as a result of new information, future events or otherwise.

NOTICE OF EXTENSION

December 21, 2007

TO: THE HOLDERS OF COMMON SHARES OF MIRAMAR

By written notice to the Depositary and as set forth in this Notice of Extension, the Offeror has extended its offer dated October 31, 2007, as amended and supplemented by the First Extension, to purchase Common Shares, to fix the Expiry Time to be 8:00 p.m. (Toronto time) on January 4, 2008.

Except as otherwise set forth in this Notice of Extension, the Offer, as amended and supplemented by the First Extension remains in effect, in accordance with its original terms and conditions. This Notice of Extension should be read in conjunction with the Offer and Circular, the First Extension and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Offer and Circular.

Unless otherwise defined herein or amended hereby, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. The term “Offer” means the offer dated October 31, 2007, as amended and supplemented by the First Extension and this Notice of Extension.

1.                    Extension of the Offer

By notice to the Depositary given on December 21, 2007, the Offeror has extended the expiry time of the Offer to 8:00 p.m. (Toronto time) on January 4, 2008. Accordingly, the definition of “Expiry Time” in the “Glossary” section of the Offer and Circular, as amended and supplemented by the First Extension and this Notice of Extension, is deleted in its entirety and replaced with the following definition:

“Expiry Time” means 8:00 p.m. (Toronto time) on January 4, 2008, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

In addition, all references to “5:00 p.m. (Toronto time), December 21, 2007”, “December 21, 2007” or “5:00 p.m. (Toronto time) on Friday, December 21, 2007” in the Offer and Circular and in the Letter of Transmittal and the Notice of Guaranteed Delivery, as amended and supplemented by the First Extension and this Notice of Extension, are deleted in their entirety and replaced by “8:00 p.m. (Toronto time), January 4, 2008”, “January 4, 2008” and “8:00 p.m. (Toronto time) on Friday, January 4, 2008”, respectively.

2.                    Recent Developments

On October 29, 2007, the Offeror submitted an application for review under the Investment Canada Act to the Minister of Industry. The initial review period under the Investment Canada Act expired on December 13, 2007, and Industry Canada delivered notice to the Offeror that the Minister of Industry was extending the period for review of the Offer for the prescribed period of up to an additional 30 days. On December 18, 2007, the Offeror issued a press release announcing that the Minister of Industry has granted approval under the Investment Canada Act to the completion of the acquisition of Miramar pursuant to the Offer.

Immediately prior to the extension of the Offer on December 21, 2007, 155,456,377 Common Shares had been validly deposited under the Offer and not withdrawn. Those Common Shares, together with Common Shares then held by the Offeror and its affiliates, constituted approximately 78% of the Common Shares then outstanding (calculated on a fully-diluted basis in accordance with the Offer and Circular).

3.                    Satisfaction of the Conditions of the Offer and Take Up of Common Shares

Effective immediately before giving notice to the Depositary on December 21, 2007 that the Offeror was extending the Offer, the Offeror provided notice to the Depository confirming that all of the conditions of the Offer set forth in Section 4 of the Offer, “Conditions of the Offer” had been satisfied or waived, and instructing the Depositary to take up all Common Shares validly deposited and not withdrawn under the Offer.

4.                    Resignation of the Miramar Board

Pursuant to the terms of the Support Agreement, Miramar agreed that upon the take up and payment by the Offeror of Common Shares that have been deposited and not withdrawn under the Offer, the Offeror shall have the right to designate the directors of Miramar and Miramar agreed to cooperate to obtain the resignation of the current directors of Miramar. Newmont intends to appoint senior officers of Newmont as directors of Miramar.

5.                    Time for Acceptance

The Offer is now open for acceptance until 8:00 p.m. (Toronto time) on Friday, January 4, 2008, unless the Offer is further extended or withdrawn.

6.                    Manner of Acceptance

The Offer may be accepted in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”.

7.                    Take Up and Payment for Deposited Common Shares

The Offeror intends to take up Common Shares validly deposited under the Offer after the date hereof and not properly withdrawn promptly and will pay for such Common Shares as soon as possible, and in any event not later than three business days, after they are taken up. Any Common Shares deposited pursuant to the Offer after the date hereof will in any event be taken up and paid for not later than ten days after such deposit. Shareholders are referred to Section 6 of the Offer, “Take Up of and Payment for Deposited Common Shares”, for details as to the take up of and payment for Common Shares under the Offer.

8.                    Withdrawal of Deposited Common Shares

Except as otherwise stated herein or in Section 8 of the Offer, “Withdrawal of Deposited Common Shares”, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

(b)	if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time before the expiration of ten days from the date upon which either:

(i)

 a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

 a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days, or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”. Shareholders are referred to Section 8 of the Offer, “Withdrawal of Deposited Common Shares”, for a description of the procedures for exercising the right to withdraw Common Shares deposited under the Offer.

9.                    Offerees’ Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or rights to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

10.             Variations to the Offer

Except as otherwise set forth in the First Extension and this Notice of Extension, the Offer remains in effect in accordance with its original terms and conditions. This Notice of Extension should be read in conjunction with the Offer and Circular, the First Extension and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Offer and Circular.

11.             Directors’ Approval

The contents of this Notice of Extension have been approved, and the sending, communication or delivery thereof to Shareholders has been authorized, by the respective boards of directors of the Offeror and Newmont.

APPROVAL AND CERTIFICATE OF
NEWMONT MINING B.C. LIMITED

The contents of this Notice of Extension have been approved, and the sending, communication or delivery thereof to the shareholders of Miramar Mining Corporation has been authorized, by the board of directors of Newmont Mining B.C. Limited.

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: December 21, 2007

(Signed) Guy Lansdown
President and Director

(Signed) Britt D. Banks		(Signed) Blake M. Rhodes
Vice President and Director		Secretary and Director

C-1

APPROVAL AND CERTIFICATE OF
NEWMONT MINING CORPORATION

The contents of this Notice of Extension have been approved, and the sending, communication or delivery thereof to the shareholders of Miramar Mining Corporation has been authorized, by the board of directors of Newmont Mining Corporation.

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: December 21, 2007

(Signed) Richard T. O’Brien	(Signed) Russell D. Ball
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Wayne W. Murdy	(Signed) Vincent A. Calarco
Director and Chairman	Director

C-2

Any questions or requests for assistance may be directed to the Depositary, the Information Agent or the Dealer Managers. Requests for additional copies of the First Extension, the Notice of Extension, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toronto by Mail

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

Toronto by Registered Mail, Hand or by Courier

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Attention: Corporate Actions

Notices of Guaranteed Delivery and their corresponding Letters of Transmittal can only be sent to the Depositary’s Toronto office

Vancouver by Registered Mail, Hand or by Courier

510 Burrard Street, 2nd Floor

Vancouver, British Columbia V6C 3B9

Attention: Corporate Actions

By Facsimile Transmission:

905.771.4082

Toll Free (North America): 1.800.564.6253

Overseas: 1.514.982.7555

E-Mail: corporateactions@computershare.com

The Information Agent for the Offer is:

MACKENZIE PARTNERS, INC.

105 Madison Avenue

New York, New York 10016

Telephone: 800.322.2885 (English)

888.405-1217 (French) or

(212) 929-5500 (Call Collect)

Fax: 212.929.0308

Email: miramar@mackenziepartners.com

The Dealer Managers for the Offer are:

In Canada	In the United States
GENUITY CAPITAL MARKETS	GENUITY CAPITAL MARKETS USA CORP.
Scotia Plaza, Suite 4900	717 Fifth Avenue, Suite 1403
40 King Street West, P.O. Box 1007	New York, New York 10022
Toronto, Ontario M5H 3Y2	Telephone: 212.644.0001
Telephone: 416.603.6000	Fax: 212.644.1341
Toll Free: 877.603.6001
Fax: 416.603.3099

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description

99.1.1

Joint Press Release of Newmont Mining Corporation and Miramar Mining Corporation, issued October 9, 2007 (incorporated by reference to Exhibit 99.1 to Newmont Mining Corporation’s Form 8-K, filed with the Commission on October 10, 2007).

99.1.2

Joint Press Release of Newmont Mining Corporation and Miramar Mining Corporation, issued December 6, 2007 (previously filed with Newmont Mining Corporation’s Schedule 14D-1F/A (Amendment No. 2), filed with the Commission on December 7, 2007).

99.1.3	Press Release of Newmont Mining Corporation, issued December 21, 2007.

99.2.1

Support Agreement dated October 8, 2007, among Newmont, Acquisition Sub and Miramar, (incorporated by reference from Exhibit 7.3 to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).

99.3.1

Form of Lock-Up Agreement between Newmont, Acquisition Sub and each of the officers and directors listed on Annex C, each of which is dated October 8, 2007 (which Form of Lock-Up Agreement and Annex C are incorporated herein by reference from Exhibit 7.4 and Annex C, respectively, to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.                                       Undertakings

(a)                                  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)                                 The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule.  Such information shall be set forth in amendments to this Schedule.

2.                                       Consent to Service of Process

(a)                                  At the time of filing this Schedule the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)                                 Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, Newmont Mining Corporation and Newmont Mining B.C. Limited consent without the power of revocation that any administrative subpoena may be served or any administrative proceeding, civil suit or civil action where the cause of action arises out of or is related to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F/A or any purchases or sales of any security in connection therewith, may be commenced against either or both of them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2007

NEWMONT MINING CORPORATION

By:	/s/ Sharon E. Thomas
Name:	Sharon E. Thomas
Title:	Vice President and Secretary

NEWMONT MINING B.C. LIMITED

By:	/s/ Blake M. Rhodes
Name:	Blake M. Rhodes
Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1.1

Joint Press Release of Newmont Mining Corporation and Miramar Mining Corporation, issued October 9, 2007 (incorporated by reference to Exhibit 99.1 to Newmont Mining Corporation’s Form 8-K, filed with the Commission on October 10, 2007).

99.1.2

Joint Press Release of Newmont Mining Corporation and Miramar Mining Corporation, issued December 6, 2007 (previously filed with Newmont Mining Corporation’s Schedule 14D-1F/A (Amendment No. 2), filed with the Commission on December 7, 2007).

99.1.3	Press Release of Newmont Mining Corporation, issued December 21, 2007.

99.2.1

Support Agreement dated October 8, 2007, among Newmont, Acquisition Sub and Miramar, (incorporated by reference from Exhibit 7.3 to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).

99.3.1

Form of Lock-Up Agreement between Newmont, Acquisition Sub and each of the officers and directors listed on Annex C, each of which is dated October 8, 2007 (which Form of Lock-Up Agreement and Annex C are incorporated herein by reference from Exhibit 7.4 and Annex C, respectively, to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).